AD 3/21

08030837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall L. Hansen (616) 942-7680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner, Costerisan & Ellis, P.C.
(Name – *if individual, state last, first, middle name*)

PROCESSED
APR 0 2 2008
THOMSON
FINANCIAL

544 Cherbourg Drive Suite 200	Lansing	Michigan	
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 2 8 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 4/1

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LEE ANN BOWER
NOTARY PUBLIC, STATE OF MI
COUNTY OF IONIA
MY COMMISSION EXPIRES Feb 8, 2011
ACTING IN COUNTY OF Kent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' and Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTENNIAL SECURITIES COMPANY, LLC
AND C.S.C. II, INC.

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEAR ENDED DECEMBER 31, 2007

CONTENTS

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis
James A. McNeeley

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Members, Stockholders and Board of Directors
Centennial Securities Company, LLC
and C.S.C. II, Inc.

We have audited the accompanying consolidated statement of financial condition of Centennial Securities Company, LLC and C.S.C. II, Inc., as of December 31, 2007, and the related consolidated statements of operations, changes in members' and stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial Securities Company, LLC and C.S.C. II, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan & Ellis P.C.

March 28, 2008

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents:	$ 409,473
Receivables:	
Clearing organization	119,013
Commissions	150,000
Employees	35,539
Other	1,050
Deposit with clearing organization	50,764
Prepaid expenses	59,458
Property and equipment, less accumulated depreciation	1,038,100
TOTAL ASSETS	$ 1,863,397

LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 134,669
Accrued compensation and other expenses	200,985
Mortgage note payable	1,080,350
Note payable to member	14,537
Deposits	4,000
TOTAL LIABILITIES	1,434,541
MEMBERS' AND STOCKHOLDERS' EQUITY:	
Members' equity	686,084
Common stock, $1 par value, 50,000 shares authorized, and 519 shares issued and outstanding	519
Paid in capital	112,781
Retained earnings (deficit)	(370,528)
TOTAL MEMBERS' AND STOCKHOLDERS' EQUITY	428,856
TOTAL LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY	$ 1,863,397

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 5,226,884
Net dealer inventory and investment gains	410,130
Handling/ticket fees	101,192
Rental income	58,605
Interest and dividends	19,490
FINRA refund	35,000
Other	28,000
Total revenues	5,879,301
EXPENSES:	
Broker commissions	3,205,714
Clearing fees	301,804
Administrative salaries and benefits	1,073,797
Occupancy	345,262
Advertising and promotion	233,346
Communications	200,102
Computer	53,077
Interest	82,364
Legal and professional fees	44,193
Regulatory fees	38,204
Outside services	24,940
Insurance	10,419
Other	45,851
Total expenses	5,659,073
NET INCOME	220,228
NONCONTROLLING INTEREST IN NET INCOME	(22,631)
CONTROLLING INTEREST IN NET INCOME	$ 197,597

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' AND STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Controlling interest	Noncontrolling Interest			
	Members' equity	Common stock	Paid in capital	Retained earnings	Total
BALANCE, January 1, 2007 (as previously reported)	$ 613,696	$ -	$ -	$ -	$ 613,696
PRIOR PERIOD ADJUSTMENT (See Note 9)		557	126,708	(400,479)	(273,214)
BALANCE, January 1, 2007 (as restated)	613,696	557	126,708	(400,479)	340,482
ADD (DEDUCT):					
Issuance of membership units	55,986	-	-	-	55,986
Issuance of common stock		47	6,643	-	6,690
Repurchase of membership units	(12,268)	-	-	-	(12,268)
Repurchase of common stock		(85)	(20,570)	7,320	(13,335)
Distributions	(168,927)	-	-	-	(168,927)
Net income	197,597	-	-	22,631	220,228
MEMBERS' AND STOCKHOLDERS' EQUITY, December 31, 2007	$ 686,084	$ 519	$ 112,781	$ (370,528)	$ 428,856

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 220,228
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	73,718
Receivables	23,081
Securities owned	17,345
Deposit with clearing organization	(32)
Prepaid expenses	16,558
Accounts payable	25,500
Accrued compensation and other expenses	(17,378)
Deposits	(3,500)
Total adjustments	135,292
Net cash provided by operating activities	355,520
Cash flows used in investing activities:	
Purchases of property and equipment	(15,924)
Cash flows from financing activities:	
Repayment of mortgage note payable	(45,757)
Repayment of note payable to member	(14,357)
Repurchase of membership units	(12,268)
Repurchase of common stock	(13,335)
Distributions	(168,927)
Issuance of membership units	55,986
Issuance of common stock	6,690
Net cash used by financing activities	(191,968)
Net increase in cash and cash equivalents	147,628
CASH AND CASH EQUIVALENTS:	
Beginning of year	261,845
End of year	$ 409,473
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 82,364

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the accounts of Centennial Securities Company, LLC and C.S.C. II, Inc. (an affiliated corporation). Centennial Securities Company, LLC has no ownership interest (a noncontrolling interest) in C.S.C. II, Inc., but it does guarantee C.S.C. II, Inc.'s debt and is therefore the primary beneficiary of C.S.C. II, Inc. under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". Transactions and balances between Centennial Securities Company, LLC and C.S.C. II, Inc., (collectively the "Company") have been eliminated in consolidation. Rental income related to the affiliate, which has been eliminated, amounted to $157,020 in 2007.

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Property, equipment and depreciation - Property and equipment are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment.

Building and improvements	15 - 50 years
Furniture and fixtures	5 years

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Income taxes – Centennial Securities Company, LLC is a limited liability company and has elected under the Internal Revenue Code to be treated as an S corporation. C.S.C. II, Inc., with the consent of its stockholders, has also elected under the Internal Revenue Code to be treated as an S Corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders and members are liable for any income taxes due on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising – The Company expenses advertising costs as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, LLC (the "Company") is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

CSC II, Inc. owns and leases an office building to Centennial Securities Company, LLC and other outside parties.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan.

NOTE 3 - PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment consists of the following at December 31, 2007:

Land	$ 180,370
Building and improvements	947,795
Furniture and equipment	434,667
	1,562,832
Less accumulated depreciation	524,732
Net property and equipment	$ 1,038,100
Depreciation expense	$ 73,718

NOTE 4 - DEBT

The Company has available a $250,000 line of credit with interest charged at the bank's prime rate (7.25% at December 31, 2007). There were no borrowings outstanding at December 31, 2007. The agreement expires March 31, 2008.

Long-term debt at December 31, 2007 consists of the following obligations:

Mortgage note payable - due in monthly installments of $8,770 through March 2013 at which time the remaining balance becomes due and payable. The note includes interest at 5.5% and is secured by the building.	$ 1,080,350

NOTE 4 – DEBT (Concluded)

Maturities of long-term debt are as follows:

Year ending December 31,	
2008	$ 42,590
2009	49,396
2010	52,182
2011	55,126
2012	58,235
2013	822,821
	$ 1,080,350

The mortgage note payable was refinanced on March 1, 2008 and has been disclosed in accordance with the terms of the new agreement.

NOTE 5 - LEASES

The Company leases office space from an outside party under a non-cancelable operating lease that expires in 2009. Net rental expense under this agreement was $83,334 in 2007. The Company leases additional office space from an outside party under a month to month operating lease. Net rental expense under this agreement was $10,920 in 2007.

The Company leases certain equipment under a non-cancelable operating leases which expire at dates ranging between 2008 and 2009. Net rental expense under these agreements was $16,122 in 2007.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31, 2007:

Year	Amount
2008	$ 85,830
2009	73,300
Total	$ 159,130

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had regulatory net capital of $185,876 and a minimum regulatory net capital requirement of $100,000. The regulatory net capital ratio of the company was 7.72 to 1.

NOTE 7 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Board of Directors. The Company contributed $32,000 to the plan for 2007.

NOTE 8 - MEMBERSHIP UNIT REPURCHASE AGREEMENT

The Members and the Company have the option to purchase any units offered for sale by members.

In the event of the death, disability, retirement, or termination of a member the remaining members have the option to purchase the units. The Company is obligated to repurchase any units not purchased by the remaining members. The purchase price under this provision is the amount agreed to periodically by the members, however the amount cannot be less than 110% of net book value. The members have not yet established an amount in excess of 110% of net book value for purposes of the agreement.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

NOTE 9 - PRIOR PERIOD ADJUSTMENT/VARIABLE INTEREST ENTITY

In December 2003, the FASB issued revised FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires that a company that holds variable interests in an entity consolidate the entity if the Company's interest in the variable interest entity (VIE) is such that the Company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. In such cases, the Company is the primary beneficiary of the VIE. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The standard became effective for Centennial Securities Company, LLC January 1, 2005.

Centennial Securities Company, LLC has guaranteed the debt of CSC II, Inc. and is therefore the primary beneficiary under FIN 46. The effect of this standard is to require the consolidation of the financial statements of Centennial Securities Company, LLC and C.S.C. II, Inc.

The effect of the adjustment is to decrease members' equity as of January 1, 2007 by $273,214.

Subsequent to December 31, 2007, Centennial Securities Company, LLC, was relieved of its guarantee of the debt of CSC II, Inc. Therefore, future consolidation will not be required.

SUPPLEMENTARY SCHEDULE

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL:		
Total members' equity		$ 428,856
Deductions and/or charges:		
Non-allowable assets:		
Petty cash	$ 700	
Commissions receivable, net of trail commissions payable	75,000	
Employee receivables	35,539	
Other receivables	1,050	
Property and equipment	71,233	
Prepaid expenses	59,458	242,980
Net capital before haircuts on securities positions		185,876
Haircuts on securities		
Trading and investment securities		-
Net capital		$ 185,876
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable		$ 134,669
Accrued compensation and related expenses		200,985
Customer deposits		4,000
Mortgage payable		1,080,350
Note payable to member		14,537
Total aggregate indebtedness		$ 1,434,541
Computation of basic net capital requirement		
Minimum net capital required		
(Aggregate indebtedness $1,434,541 x 6 2/3%)		$ 95,636
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of the two above amounts)		$ 100,000
Excess net capital		$ 85,876
Ratio of aggregate indebtedness to net capital		7.72:1
Reconciliatiom with Company's computation (Included in		
Part IIA of Form X-17A-5 as of December 31, 2007)		
Net capital as reported in Company's Part IIA unaudited		
Focus Report		$ 317,043
Increase due to decrease in non-allowable assets		126,061
Decrease due to consolidation of C.S.C. II, Inc.		(257,228)
Net capital		$ 185,876

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis
James A. McNeeley

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Centennial Securities Company, LLC
and C.S.C. II, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Centennial Securities Company, LLC and C.S.C. II, Inc., (the Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and have communicated them in writing to management and those charged with governance on March 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Centennial Securities Company, LLC and C.S.C. II, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 28, 2008.

- <u>Consolidation/Prior Period Adjustment</u>

  Material Weakness:

  During the course of the audit, it was noted that under FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities", Centennial Securities Company, LLC is required to consolidate with C.S.C. II, Inc., a variable interest entity. An adjustment that was material to the financial statements was made to consolidate the two entities.

  Conclusion:

  Subsequent to year end, Centennial Securities Company, LLC was released from their guarantee on the mortgage of C.S.C. II, Inc. As a result, consolidation under FASB Interpretation 46 (FIN 46) is no longer required.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Mancy, Costeman & Ellis P.C.

March 28, 2008

END